SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 18, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer's ID (CNPJ/MF): 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, pursuant to CVM Instruction 358 of January 3rd, 2002 and amendments thereto, hereby informs its shareholders and the market in general that, on March 18, 2015 the Company, the State of São Paulo and the Department of Water and Electricity - DAEE, with the intervention of the Department  of Sanitation and Water Resources, executed a Term of Agreement, whose provisions are summarized below.

On November 17, 2008, the State of São Paulo and the Department of Water and Electricity, with the intervention of the Sanitation and Energy Secretariat, executed the Third Amendment of the Term of Recognition and Consolidation of Obligations, Payment Commitment and Other Covenants in order to settle the undisputed amount of the debts related to the  retirement and pension supplementary benefits covered by São Paulo State Law Nº 4,819 of August 26, 1958, paid by the Company and not reimbursed by the State.

In this document, the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs were given in provisional payment as part of the total undisputed amount. However, until the present date, it has not been possible to transfer the reservoirs due to a not yet final and  unappealable lawsuit . Therefore, the State, Sabesp and DAEE, through the Term of Agreement executed on March 18, 2015, agreed on the replacement of reservoirs for debt payment in installments.

The amount of the current agreement is R$1,012,310,095.16, of which  R$696,283,465.49 refers to the principal (“Principal Amount”) and R$316,026,629.67 refers to the monetary adjustment of the principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

a)    The 24 installments will be settled through the immediate transfer of 2,221,000 TRPL4 shares issued by Companhia de Transmissão de Energia Elétrica Paulista – CTEEP, in the total amount of R$87,174,250.00 based on the share closing price in March 17, 2015.

b)    The balance of R$609,109,215.49 will be adjusted by the IPCA consumer price index until the beginning of payments and will be paid in cash in 156 remaining monthly installments, beginning on April 5, 2017. As of the beginning of the payment period, the installments will be adjusted by the IPCA plus simple interest of 0.5% per month.

Considering that the lawsuit challenging the possibility of transfer of the reservoirs is not final and unappealable, the agreement also provides for the following situations:

1)    If there is a possibility of transfer and the reservoirs are effectively transferred to Sabesp and duly notarized, Sabesp shall reimburse the State for the amounts already paid in replacement of the reservoirs (Principal Amount) through 60 monthly installments adjusted by the IPCA until the payment date of each installment; and

2)    If the reservoirs are not transferred, the State will pay Sabesp, in addition to the Principal Amount, the monetary adjusted credit in 60 installments, with payment beginning as of the last installment of the Principal Amount. The value will be adjusted by the IPCA to the payment start date and, from that date, will be adjusted by the IPCA plus 0.5% simple interest per month, applicable to the value amount of each installment.

The full text of this new agreement is available in Portuguese on the Company’s website: www.sabesp.com.br. The English version will be made available by Friday, March 20, 2015.

São Paulo, March 18, 2015.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 18, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.